POPE, SMITH
                                                              BROWN & KING, P.A.
                                                    Certified Public Accountants
                                    Stephen M. Smith, CPA   Thomas L. Brown, CPA
                                    Dick W. King, CPA   Michael E. McCourry, CPA
                                    Frank H. Huff, CPA   Sandra D. Hardaway, CPA
                                               Rhea L. McCary, CPA

September 3, 1996

Mr. Roy Gogel
Vice President and Chief Financial Officer
Piemonte Foods, Inc.
400 Augusta Street
Greenville, SC 29604

Dear Mr. Gogel:

You informed me that the Audit Committee of the Board of Directors has chosen new certified public accountants to perform the financial audits of Piemonte Foods, Inc. and subsidiaries for the years ending subsequent to June 1, 1996.


To satisfy the disclosure requirements of the Securities Exchange Commission, you wanted a statement from me that there are no outstanding disagreements between your company and our firm as to financial presentation arising from the current year audit or previous year's audits. I attest my report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaims of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, there are no receivables due us for previous year's audits and the only amount due us presently is for the services performed since July 31, 1996.


Your truly,

/s/ Tom L. Brown
Thomas L. Brown, CPA, CFP